Exhibit 12

ERP OPERATING LIMITED PARTNERSHIP

Computation of Ratio of Earnings to Combined Fixed Charges

	12/31/05	12/31/04	12/31/03	12/31/02	12/31/01

Income from continuing operations	$222,716	$169,614	$178,488	$196,819	$254,198

Interest expense incurred, net	384,021	328,289	316,251	318,048	324,612
Amortization of deferred financing costs	6,570	6,057	5,440	5,400	4,719

Earnings before combined fixed charges and preferred distributions	613,307	503,960	500,179	520,267	583,529

Preference Unit distributions	(49,642)	(53,746)	(76,435)	(76,615)	(87,504)
Preference Interest distributions	(7,591)	(19,420)	(20,211)	(20,211)	(18,263)
Junior Preference Unit distributions	(15)	(70)	(325)	(325)	(352)
Premium on redemption of Preference Units	(4,359)	—	(20,237)	—	(5,324)
Premium on redemption of Preference Interests	(4,134)	(1,117)	—	—	—

Earnings before combined fixed charges	$547,566	$429,607	$382,971	$423,116	$472,086

Interest expense incurred, net	$384,021	$328,289	$316,251	$318,048	$324,612
Amortization of deferred financing costs	6,570	6,057	5,440	5,400	4,719
Interest capitalized for real estate and unconsolidated entities under development	13,701	13,969	20,647	27,167	28,174

Total combined fixed charges	404,292	348,315	342,338	350,615	357,505

Preference Unit distributions	49,642	53,746	76,435	76,615	87,504
Preference Interest distributions	7,591	19,420	20,211	20,211	18,263
Junior Preference Unit distributions	15	70	325	325	352
Premium on redemption of Preference Units	4,359	—	20,237	—	5,324
Premium on redemption of Preference Interests	4,134	1,117	—	—	—
Total combined fixed charges and preferred distributions	$470,033	$422,668	$459,546	$447,766	$468,948

Ratio of earnings before combined fixed charges to total combined fixed charges	1.35	1.23	1.12	1.21	1.32

Ratio of earnings before combined fixed charges and preferred distributions to total combined fixed charges and preferred distributions	1.30	1.19	1.09	1.16	1.24